November 14, 2005

Rebekah J. Toton, Esq.

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re: O2 Secure Wireless, Inc. (the "Company")/File No. 333-124903

Dear Ms. Toton:

By a letter dated August 26, 2005, the Company received comments to the Form SB-2/A, Amendment No. 1, filed by it on August 3, 2005. Included with this letter is a Form SB-2/A, Amendment No. 2, which we believe addresses the SEC's comments. The following are the Company's responses to each of the comments to its Form SB-2/A. The section headings and paragraph numbers correspond to the headings and paragraphs in your letter.

Form SB-2/A

Front Cover

    As requested, the Company has corrected the language on the front cover to conform to the disclosure in the balance of the document.

    Summary, page 6

    As requested, the Company has corrected the disclosure of the losses that were incurred from inception to September 30, 2004 in the executive summary.

    Risk Factors

    Our negative cash flow, operating losses and limited operating history . . . page 8

    As requested, the Company has revised the heading for the risk factor to specifically disclose that its auditors have issued a going concern qualification in their audit report.

    If we are not able to reduce our installation costs . . . page 8

    As requested, the Company has expanded the discussion to include the specific risk that higher than expected installation costs will have on achieving profitability. In addition, the Company has rewritten this and other risk factors to delete any implication that the Company is currently profitable, and instead has phrased the risk factors as risks that may prevent the Company from ever achieving profitability.

    Uncertain demand for our services may cause revenues to fall short . . . page 11

    The Company has revised this risk factor to make clear that a shortfall in subscription revenue and increased marketing costs will increase both the time and capital necessary for the Company to achieve a breakeven level of operations. However, the Company could not, as requested, find a logical way to bifurcate this risk factor into two separate risk factors - one discussing softer demand than expected and the other increased marketing costs - since both concerns are essentially the same risk, i.e., increased marketing costs are a normal response to softer demand and would not be necessary except as a reaction to softer than expected demand.

    Our common stock may be deemed to be "penny stock" . . . page 13

    As requested, the Company has revised the heading on this risk factor to more affirmatively state that the Company's common stock is a "penny stock."

    We may be unable to obtain additional financing . . . page 13

    As requested, the Company has revised the heading and text of this risk factor to discuss the risk in quantified terms, including the monthly burn rate for general and administrative expenses, the expected capital cost for each wireless system, and the amount of time the Company can operate on its currently available capital.

    The selling shareholders intend to sell their shares of common stock . . . page 17

    Upon further reflection, the Company has deleted this risk factor. First, the Company does not really know the intent of the majority of the shareholders for whom shares are being registered, so it might be misleading to state that they all intend to sell their shares if the registration statement is approved. Second, the fact that the shares might be sold, and thus depress the stock price, is an obvious fact that we believe any investor would know without being told. Third, a review of a number of other SB-2 registration statements indicates that few if any disclose this specific issue as a risk factor, even though it would appear to be present in virtually all cases. Supplementally, the language at issue was merely meant to indicate that some of the registered shares would still be subject to Rule 144 resale restrictions, even though they are included in the registration statement.

    Selling Shareholders, page 18

    As requested, the table of selling shareholders has been revised to include a column indicating the amount of securities that would be owned by each selling shareholder upon completion of the offering.
    Since Transfer Management International, Ltd. is no longer a selling shareholder, the Company has not expanded its disclosure of the terms of its agreement with the Company in this section. Also, all material agreements with selling shareholders were previously disclosed, and there are no new ones to disclose since the filing of the last amendment.
    Since Transfer Management International, Ltd. is no longer a selling shareholder, a detailed analysis of whether or not it is an underwriter is no longer necessary.

    Results of Operations, page 32

    The Company has included additional disclosure about transactions with Netconx under the Sole Distributor Agreement, including the amount payable for access points during the period, and the amount of royalties payable to Netconx during the period from the manufacture of access points. However, the Company has not filed as an exhibit the complete Sole Distributor Agreement with the price schedule because, as explained in the prospectus, the Sole Distributor Agreement was terminated effective October 1, 2005 and thus is no longer a material agreement. Therefore, the actual terms of the Sole Distributor Agreement would not be relevant to any prospective investor in the Company.

    Liquidity and Capital Resources, page 36

    The reference to 2006 was a typographical error, and was intended to be 2005. The language has since been amended to change the date to March 2006.

    Certain Relationships and Related Transactions, page 48

    Michael Price, a founding shareholder and former officer and director of the Company, introduced the Company to Dominic Richardson as someone who could assist it in obtaining capital. Mr. Richardson and the Company executed a consulting agreement to provide him with compensation for the time he spent analyzing the Company and its needs. Mr. Richardson reviewed the Company's business plan, and then indicated he knew of a foreign company known as Transfer Management International, Ltd. that would agree to purchase shares of the Company's common stock under Regulation S of the Securities Act of 1933. Mr. Richardson described himself as an administrative agent for Transfer Management, and has signed all documents on behalf of Transfer Management in that capacity. Mr. Richardson subsequently provided the Company with a document entitled "Limited Power of Attorney" dated February 20, 2004, which provides that Mr. Richardson has the authority to "enter into negotiations and agreements upon such terms and conditions as he may determine to be in the best interests of [Transfer Management] and on its behalf to execute such documents on behalf of [Transfer Management], as may be necessary or desirable in his determination, in furtherance of agreements entered into between" Transfer Management and the Company. Mr. Richardson has also provided the Company with a letter stating that he does not have dispositive voting or investment power over any shares held by Transfer Management.

    Financial Statements, page 53

    As requested, the financial statements have been updated to include unaudited interim financials through June 30, 2005.

    Report of Independent Auditors, page 55

    As requested, the auditor's report has been corrected to make clear the periods for which the financial statements have been audited.

    Note 1 - Summary of Significant Accounting Policies (Revenue Recognition), page 65

    As requested, Note 1 (Revenue Recognition) has been expanded to explain the Company's compliance with SAB 104 in terms of post-sale obligations arising out of hardware sales.

    Note 7 - Commitments and Contingencies (Distribution Agreement), page 73

    We could not find any specific guidance regarding the proper balance sheet presentation for the shares issued to NetConx under the Sole Distributor Agreement. We primarily relied upon general accounting concepts contained in AICPA Statements of Financial Accounting Concepts No. 6. Because the shares issued to NetConx are subject to pro-rata cancellation if the Sole Distributor Agreement is terminated prior to its three-year term, there is no underlying substance to the "unearned" portion of the shares in terms of equity. Thus, we believe this value should be presented as a (contra-equity) stock subscription receivable account that will be reduced (and equity increased) as the stock is "earned" by Netconx over the term of the Sole Distributor Agreement.

    EITF 88-16 (Discussion Section 3b) appears to support this presentation. Although this guidance addresses another type of issue overall, we believe the underlying concept addressed in this section regarding the financial statement presentation for shares which have been issued but not paid for is applicable to the shares issued under the Sole Distributor Agreement as well.

    We believe the income statement presentation of the effects of the Sole Distributor Agreement should be determined by the underlying nature of what the Company received. In this case, the principle value being received is the exclusive right of the Company to purchase and distribute the wireless cards and access points during the term of the Sole Distributor Agreement. The fact that the shares are also tied to Sellars' and Sherman's employment with the Company is ancillary, because the Company views their employment as enhancing to the Sole Distributor Agreement's value by their product and distribution knowledge. More importantly, their employment is covered by a separate agreement. Given this, we believe it is appropriate to describe the expense as product contract rights. To classify the expense as employee compensation would conflict with the substance and nature of the Sole Distributor Agreement and the disclosure regarding that transaction, thus making the financial statements confusing, as well as erroneous.

    As requested, the financial statements reflect the related party nature of the transactions with Netconx. Specifically, the income statement clearly reflects the cost of component purchases as a related party transaction, as does the statement of cash flows. There was no outstanding payable to Netconx at as of June 30, 2005, and therefore there were no transactions with Netconx to reflect on the balance sheet as a related party transaction. In addition, as requested, Note 7 discloses the relationships between the Company and Netconx.

    Note 8 - Stockholders' Equity

    Equity Financing, page 75

    As requested, this noncash item has been included in Note 10 to the financial statements.
    Actually, the Company believes the disclosure is consistent. The disclosure on pages 28 and 46 does not say that 410,000 warrants were issued to the investor, only that 410,000 warrants were held by the investor. The Company actually issued 500,000 warrants, and the investor subsequently transferred 90,000 warrants to a third party, leaving it with ownership of 410,000 warrants.

    Common Stock Warrants, page 78

    As requested, this Note has been revised to disclose the issuance date of the warrants. The reason no value was given to the warrants is described later in Note 8, and a cross-reference has been added to that section.

    Related Party Transactions

    The Company has not made the change requested by this comment. The Company and Post Properties do not meet the definition of related parties under SFAS 57. The CEO's wife does not have the authority to set policy or make decisions as they relate to Post Properties' agreements with the Company. Therefore, the positions of the CEO and his spouse do not have the potential for cross-control of both companies as they relate to any transactions with the Company.

    Signatures

    As requested, the signature page for the Form SB-2/A has been amended to disclose that Mr. Greaves serves as both chief financial officer and principal accounting officer.

We are sending by federal express two clean copies of the filing that are not redlined to show changes, and two copies that are redlined to show changes from the original filing.

Do not hesitate to call me at 404-365-9799 should you have any questions. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Encl.

cc: T. Scott Conley

Keith A. Greaves

Brent Gillett, Esq.